JOINT STOCK COMPANY
CONCERN "KALINA"

JSC Concern "KALINA"
620138, Russia, Ekaterinburg,
Komsomolskaya Street 80
TIN 6608000083,
settlement account 407028104[redacted]
JSC «Uralvneshtorgb
BIK 046577780
OKPO 0033385
OKONH18131
Corporate finance +7 343

05009926

« 06 » July 2005 г.

№ 1394 на №......................

United States
Securities and Exchange Commission
Office of Filings and Information Services
450 Fifth Street, N.W.
Washington, D.C. 20549

File number 82-34847

Dear Sirs!
Please find attached Information about

1) Material event – "Information on dates of issuer's register closing";
2) Information which may influence the value of issuer's securities – "Decisions taken by the Board of Directors JSC Concern "KALINA"

– Recommendation on dividend payment according to the results of the first half of the year 2005;
– Agenda of the Extraordinary General Meeting of shareholders which is to be held on 11 August."

Information presented is to be disclosed in compliance with legislation of the Russian Federation.

Yours faithfully,

JSC Concern KALINA

By:___________________________
Dmitriy Argunov
Head of Corporate Finance

dlo 7/25

Information about decisions taken by the Board of Directors (Supervisory Board).

Full company's name of the issuer and it's organizational legal form – **Open Joint Stock Company Concern "KALINA".**

Place of location of the issuer – **80, Komsomolskaya st. Yekaterinburg, 620138, Russia**

Identification number of the tax-payer, assigned to the issuer by the fiscal organ – **6608000083.**

Unique code of the issuer assigned by a registering organ: **30306-D.**

Web site, used by the issuer for publishing information about material events: ***www.kalina.org***

Date of the meeting of the Board of Directors (Supervisory Board) of the issuer, at which the given decision was taken: **21 June, 2005**

Date of making up and number of the Minutes of the Board's meeting of the issuer, at which the given decision was taken: **MINUTES No. 21 of the Board of Directors meeting JSC Concern "KALINA". Date of the minutes making is 28 June, 2005**

The essence of the taken by the Board of Directors (Supervisory Board) of the issuer decision.

To recommend the Extraordinary General Meeting approving dividends for the first half year of 2005 at the amount of 6 (six) rubles and 18 (eighteen) kopecks per one common share, which amounts to 50% of the total dividend payment made according to the results of the first and the second half of the year 2004.

To recommend the Extraordinary General meeting of shareholders approving dividend payment in cash within 30 calendar days from the date of approval at the meeting.

Chief Executive Officer
JSC Concern "KALINA"

Timur Goryayev

28 June, 2005

NOTIFICATION OF MATERIAL EVENT "INFORMATION ABOUT THE DATES OF THE ISSUER'S REGISTER CLOSING"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: *6608000083*.
Issuer's main state registers number: *1026605387665*.
Unique code of the issuer given by a registering organ: ***30306-D***.
Code of the important fact: ***0830306D10032005***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to Vestnic FKZB Rossii", "Zhizn" newspaper.***
Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter "the shares")***
Date of the state registration: ***October 21, 2003***
Name of the registration body: ***Federal Commission for Securities Market***
State registration number of the securities issue: ***1-05-30306-D***
Purpose for making the list of holders of the personal non-documentary shares: ***The list of persons with the right to participate in the Extraordinary General meeting of shareholders***
Date as of which the list of holders of the personal non-documentary shares is made up: ***June 22, 2005***
Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about the date of making up the list of holders of personal non-documentary shares was taken: ***Minutes No.21 of the Board of Directors meeting JSC Concern 'KALINA'. The date of making up the minutes is June 28, 2005***

Chief Executive Officer
JSC Concern "KALINA"

Timur Goryayev

Signature

Seal

Date: June 28, 2005

Information about decisions made by the Issuer's Board of Directors (Supervisory Board)

Full trade name of the issuer (non non-profit organization – the name) with the form of organization: ***Open Joint-Stock Company Concern "KALINA"***

Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***

Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.

Unique code of the issuer given by a registering organ: ***30306-D***.

Web site used by the issuer for providing information about important facts: ***www.kalina.org***.

Date of the meeting held by the Issuer's Board of Directors (Supervisory Board) at which the corresponding decision was made: ***June 21, 2005***

Date of making up the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board), on which the corresponding decision was made: ***Minutes No. 21 of the Board of Directors meeting of OJSC Concern "KALINA", the date of the minutes making up is June 28, 2005***

Essence of decision made by the Issuer's Board of Directors (Supervisory Board):

1. To hold an Extraordinary General shareholders' meeting on August 11, 2005 in a form of a joint meeting. The meeting starts at 10:30 a.m. local time. Registration starts at 09.30 a.m. Place of the meeting: OJSC Concern "KALINA" at 80, Komsomolskaya St., Yekaterinburg. Postal address: 80, Komsomolskaya St., Yekaterinburg, Russian Federation, 620138

2. The date of making up the list of shareholders with the right to participate in the meeting shall be June 22, 2005

3. To approve the following agenda:

1. ***Dividend payment according to the results of the first half of the year 2005 year. Approval of its sum, way and terms of payment.***
2. ***Approval of the new edition of the Charter JSC Concern "KALINA".***
3. ***Approval of the By-law "On Remuneration of members of the Board of directors JSC Concern "KALINA" for fulfilling of their functions and compensation of expenses connected with execution of their duties as members of the Board of Directors JSC Concern "KALINA" for the year 2005".***

Chief Executive Officer
OJSC Concern "KALINA"

Timur Goryayev

____
Signature

Date: "28" June, 2005

L.S.